KEGLER, BROWN, HILL & RITTER CO., L.P.A.
65 East State Street, Suite 1800
Columbus, Ohio 43215
Telephone: (614) 462-5441
Facsimile: (614) 464-2634
E-Mail: phess@keglerbrown.com
January 31, 2008
Via EDGAR and Federal Express
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mr. William Choi
Mr. Andrew Blume

Re:	PowerSecure International, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 13, 2007
Form 10-Q for the Fiscal Quarter Ended September 30, 2007
Filed November 6, 2007
File No. 1-12014
Gentlemen:
     On behalf of PowerSecure International, Inc. (“we,” “us” or “our”), this letter is submitted in response to your letter to us, dated December 31, 2007, which sets forth comments by the Staff of the Securities and Exchange Commission (the “Staff”) relating to the filings referenced above. For your convenience, we have restated the Staff’s comments in this letter in italicized, bold type and have followed each comment with our response.
Form 10-K for the Fiscal Year Ended December 31, 2006
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 34
1.	You disclose on page 41 that “PowerSecure’s revenues have fluctuated significantly in the past and are expected to continue to fluctuate significantly in the future.” You also disclose on page 8 that Publix Super Markets, Inc. accounted for approximately 51% of your consolidated revenues during fiscal 2006. Where applicable, please revise your MD&A in future filings to specifically focus on material events and uncertainties known to management that would cause reported financial information not to be necessarily indicative of future operating results. Your discussion should include descriptions and amounts of:
•	Matters that have had a material impact on reported operations but are not expected to have an impact upon future operations;

•	Matters that are expected to have a material impact on future operations but that have not had an impact in the past; and

•	Matters that have had a material impact on past operating results and involve prospective effects.

Accordingly, if you are able to determine how your revenues or other financial statement line items will fluctuate going forward, please revise your disclosures accordingly. If a customer continues to represent a significant source of your revenues, please also expand your MD&A, where possible, to quantify the amount of revenues expected from that customer in future periods and describe the reasons for any material changes.
Response:
     In future filings with the Commission, where applicable, we will revise our MD&A to specifically focus on material events and uncertainties known to management that would cause reported financial information not to be necessarily indicative of future operating results, including descriptions and amounts of matters set forth in your comment that are applicable to that financial information and future operating results. If we are able to determine how our revenues or other financial statement line items will fluctuate going forward, we will make appropriate disclosures. In addition, if a customer continues to represent a significant source of our revenues in future periods, we will expand our MD&A, where possible, to quantify the amount of revenues expected from that customer in those future periods, and we will describe the reasons for any material changes from prior periods.
Critical Accounting Policies, page 36
2.	In future filings, please revise the discussion of your critical accounting policies to focus on the assumptions and uncertainties that underlie your critical accounting estimates. Please also quantify, where material, and provide an analysis of the impact of critical accounting estimates on your financial position and results of operations for the periods presented, including the effects of changes in critical accounting estimates between periods. In addition, please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in your assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different assumptions were applied. For example, if reasonably likely changes in an assumption used in assessing your goodwill or intangible assets for impairment would have a material effect on your financial condition or results of operations, the impact that could result given the range of reasonably possible outcomes should be disclosed and quantified. As another example, you should provide a qualitative analysis that presents the amount of your warranty reserve at the end of each period, the amount of reserve added and utilized during each period, and the reasons for significant changes. Please refer to SEC Release No. 33-8350.
Response:
     In future filings with the Commission, as appropriate, we will revise the discussion of our critical accounting policies to focus on the assumptions and uncertainties that underlie our critical accounting estimates. Where material, we will also quantify, and provide an analysis of the impact of, critical accounting estimates on our financial position and results of operations for the periods presented, including the effects of changes in critical accounting estimates between periods.
     In addition, we will include a qualitative and quantitative analysis of the sensitivity of reported results to changes in our assumptions, judgments and estimates, including the likelihood of obtaining materially different results if different assumptions were applied. For example, if reasonably likely changes in an assumption used in assessing our goodwill or intangible assets for impairments would have a material effect on our financial condition or results of operations, we will disclose and quantify the impact that could result given the range of reasonably possible outcomes. In future filings, we will provide a qualitative analysis that presents the amount of our warranty reserve at the end of each period, the amount of reserve added and utilized during each period, and the reasons for significant changes.

Results of Operations, page 39
3.	In future filings, where you describe two or more business reasons that contributed to material change in a financial statement line item between periods, please quantify, where possible, the extent to which each change contributed to the overall change in that line item. For example, with respect to the decline in gross profit margin from fiscal 2005 to 2006, please quantify the extent to which the change is attributable to the various contributing factors listed, such as additional personnel and capacity costs, increases in copper prices, and embedded margin reduction priced into Publix projects. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350.
Response:
     In future filings with the Commission, where we describe two or more business reasons that contributed to material change in a financial statement line item between periods, we will quantify, to the extent possible, the extent to which each change contributed to the overall change in that line item. In addition, in future filings with the Commission, we will revise our disclosure regarding profit margins, to the extent material, practical and appropriate, to quantify the significant factors contributing to any material changes in our gross profit margin.
4.	Where you identify intermediate causes of changes in your operating results, also describe the reasons underlying the intermediate causes. For example, you indicate that the increase in general and administrative expenses from fiscal year 2004 to 2005 was primarily due to increases in personnel and related overhead costs associated with the development and growth of PowerSecure’s business. Please explain in reasonable detail the particular types of expenses that increased and explain the specific reasons why each expense increased. See SEC Release No. 33-8350.
Response:
     In future filings with the Commission, as appropriate, where we identify intermediate causes of changes in our operating results, we will also describe the reasons underlying the intermediate causes.
     We supplementally advise the Staff that the increase in our general and administrative expenses from fiscal year 2004 to 2005 was primarily due to increases in personnel and related overhead costs associated with supporting the development and growth of PowerSecure’s business. PowerSecure’s general and administrative expenses increased in fiscal 2005 by $1,563,000, or nearly 53%, compared to fiscal year 2004. These increases in general and administrative expenses at PowerSecure were largely driven by a $932,000 increase in PowerSecure’s salaries and wages and incentive compensation in fiscal 2005 over fiscal 2004, largely due to increases in administrative and information technology personnel. The remaining increase in general and administrative expenses at PowerSecure in fiscal 2005 compared to fiscal 2004 is a result of an increases in vehicle lease expense in the amount of $128,000, travel expenses of $116,000, insurance of $71,000, office supplies of $57,000, professional fees of $43,000, rent of $14,000, along with similar support costs of $131,000.
Liquidity and Capital Resources, page 46
5.	Please ensure your discussion and analysis of cash flows is not merely a recitation of changes evident from the financial statements. For example, your fiscal 2006 working capital discussion should provide analysis explaining the underlying reasons for the material fluctuations between periods in your trade receivables, inventories, accounts payable and accrued and other liabilities accounts.
Response:
     In future filings with the Commission, we will ensure that our discussion and analysis of cash flows is not merely a recitation of changes evident from the financial statements. For example, our working capital discussion will provide analysis explaining the underlying reasons for the material fluctuations between periods in our trade receivables, inventories, accounts payable and accrued and other liabilities accounts.

Controls and Procedures, page 52
6.	You disclose that “any control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.” You further disclose that “there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.” In future filings, please revise your conclusion that your disclosure controls and procedures were effective to reflect, if true, that the disclosure controls and procedures were effective at the ‘reasonable assurance” level. Please also revise future filings to clearly disclose that your controls and procedures were designed at the reasonable assurance level. Please refer to Part II.F.4 of SEC Release No. 33-8238 for guidance.
Response:
     In future filings with the Commission, we will revise our conclusion, if true (and it has been true for prior periods), that our disclosure controls and procedures were effective at the reasonable assurance level. We will also revise our future filings to clearly disclose that our controls and procedures were designed at the reasonable assurance level.
Note 1. Summary of Significant Accounting Policies
Revenue Recognition. page F-8
7.	We note that you recognize revenue on your distributed generation contracts using the percentage-of-completion method. Please provide us with the following information regarding those arrangements:
•	As required by paragraphs 21 and 45 of SOP 81-1, please disclose in further detail the method(s) you use in measuring the extent of progress toward completion. Please tell us and disclose how you estimate the value added for each portion of projects completed;

•	Please tell us and disclose if your contracts are fixed-price contracts or another type of contract, such as those described in Appendix B of SOP 81-1. If your contracts are fixed-price, please clarify which variations of fixed-price contracts apply; and

•	Please tell us whether you use Alternative A or B in paragraphs 80-81 of SOP 81-1 in determining earned revenue and cost of earned revenue of your percentage-of-completion contracts.
Consistent with the comment above, this information should be disclosed in the revenue recognition section of your Critical Accounting Policies.
Response:
     We supplementally advise the Staff of the following information regarding how we recognize revenue on our distributed generation construction projects and switchgear construction turnkey projects, using the percentage of completion method.
     We have determined that the use of the percentage-of-completion method of accounting for our turnkey construction projects is preferable to the completed contract method because a typical construction project occurs over several accounting periods and the percentage-of-completion method is a better method to match the revenues and costs to the reporting period in which the construction services are performed.
     With respect to the method we use in measuring the extent of progress toward completion of our construction projects, we have identified the key output project phases that are standard components of our construction projects. We have further identified, based on past experience, an estimate of the value of each of these output phases based on a combination of costs incurred and the value added to the overall construction project. While the order of these phases varies depending on the project, each of these output phases is necessary to complete each project and is an integral part of the turnkey product solution we deliver to our customer. We use these output phases and percentages to measure our progress toward completion of our construction projects.
     For each accounting period, the status of each project, by phase, is determined by non-accounting employees who are managers of or are otherwise directly involved with the construction project and reviewed by our accounting personnel.
     We supplementally advise the Staff that we utilize Alternative A in paragraphs 80-81 of SOP 81-1 in determining earned revenue and cost of earned revenue of our percentage-of-completion contracts
     We further supplementally advise the Staff that all of our contracts are fixed-price contracts. The only exception is variability, in certain projects, associated with the amount of wiring necessary during the installation phase when the equipment is connected to the customer facility. In these cases, additional customer billings are rendered based on actual wiring used, which is accounted for as a component of revenue when the actual costs are incurred and the customer is billed. This is generally a very small component of revenues and costs of the overall turnkey project.
     In future filings with the Commission, we will revise the disclosure in the revenue recognition section of our Critical Accounting Policies to include the information above.
Basic and Diluted Earnings Per Share. page F-12
8.	We note that your fiscal 2004 preferred stock deemed distribution includes a non-cash charge of $593,000. Since it appears you expensed this item rather than recording it in accumulated deficit, please clarify why you subtracted this amount in arriving at net income attributable to common shareholders in your EPS calculation. By doing so, it appears that you double-counted the impact of this redemption premium for EPS purposes. If you determine your fiscal 2004 EPS computation to be in error, please revise your selected financial data disclosures in future filings.
Response:
     We supplementally advise the Staff that the above-referenced $593,000 non-cash charge was not reflected as an expense in our consolidated statement of operations. Rather, that non-cash charge was included as an overall component of the preferred stock deemed distribution recorded in the accumulated deficit of our consolidated statement of stockholders’ equity. Since we did not double-count the impact of this redemption premium, our fiscal 2004 EPS computation is correct. However, our note (1) disclosure to the EPS table on page F-13 incorrectly described this charge as an expense. In any future filing that contains or refers to this non-cash charge, we will revise our disclosure to ensure that we do not refer to it as an expense.
Note 11. Share-based Compensation, page F-26
9.	You disclose on page F-27 that you have granted stock options to consultants. Please tell us how you account for equity instruments issued to other than employees. In particular, please tell us the dates you use to measure the fair value of your equity instrument issuances and the periods you use to recognize the related expense. Please demonstrate how your accounting policies are in accordance with EITF 96-18 and/or other applicable accounting guidance. Please also tell us the amount of expense recorded in the historical periods presented related to stock option grants to consultants.
Response:
     We supplementally advise the Staff that while our stock plans have permitted us to grant stock options to consultants, we have not granted any stock options or other stock-based compensation to consultants since March

     2001. Accordingly, we have not recorded any expense for stock-based compensation grants to consultants in the historical periods presented in the Annual Report on Form 10-K for the fiscal year ended December 31, 2006.
     In connection with grants of stock-based compensation to consultants before March 2001, we utilized the fair value method to account for this stock-based compensation to consultants. Under this method, the fair value of the stock-based compensation was measured on the date the equity instrument was granted or issued by us, which is also the date at which commitment for performance by the consultant was reached, based on the fair value of the equity instrument granted or issued, and the expense was recognized over the period for which services were performed.
     Based on the foregoing, we have concluded that our accounting policies related to the foregoing grants were in accordance with EITF 96-18.
Form 10-Q for the Fiscal Quarter Ended September 30, 2007
Note 4. Restructuring Charges, page 11
10.	We note that your founders retired from and terminated their employment with the company during April 2007. Please clarify why you have classified the related retiree compensation payments within restructuring charges on your statements of operations.
Response:
     On April 16, 2007, our Board of Directors and management approved a restructuring plan that included the following key components: the termination of the employment of our founders on mutually acceptable terms; the relocation of our headquarters from the separate corporate offices in Denver, Colorado to the existing offices of PowerSecure, Inc., our principal operating subsidiary, in Wake Forest, North Carolina; the early termination of our office lease in Denver; and the termination, without replacement, of the employment of additional employees who were working out of our Denver office. The termination of the employment of our founders on mutually acceptable terms, and their replacement with existing officers, was part of our Board’s plan for the restructuring of our management team. Accordingly, we classified the payments relating to the foregoing restructuring components as restructuring charges in our statement of operations.
11.	Please provide a reasonably detailed discussion of the events and decisions that gave rise to your restructuring activities. For each major type of cost associated with your restructuring activities, such as employee termination costs and lease termination costs, disclose the total amount expected to be incurred in connection with the activity, the amount incurred in the period, and the cumulative amount incurred to date. For each type of cost, please also provide a reconciliation of the beginning and ending liability balances showing separately the changes during the period attributable to costs incurred and charged to expense, costs paid or otherwise settled, and any adjustments to the liability with an explanation of the reason therefore. See paragraph 20 of SFAS 146. Additionally, describe the timing of cash payments to be made under the restructuring plans and disclose when you expect the restructuring plans to be complete. Please provide us with a draft of revised disclosures for the historical periods presented.
Response:
     We supplementally advise the Staff of the events and decisions that gave rise to our 2007 restructuring activities. Commencing in late fiscal 2006, our Board of Directors commenced considering and evaluating plans and proposals to restructure our company in a manner that would both reduce cost redundancies and inefficiencies and position our company to maximize future growth and earnings. At that time, our corporate headquarters and our founders, who were also our CEO and CFO, were located in Denver, as they had been since 1991. While in the past we had subsidiary operations based in Denver, by 2006 we had an interest in only one business operation still based in the Denver area, and we are not the operators of that business, while our other operating subsidiaries were located in Wake Forest, North Carolina, Lafayette, Louisiana, and Melbourne, Florida. Only our senior administrative officers and our corporate headquarters remained in Denver. Meanwhile, our PowerSecure subsidiary had grown significantly during fiscal 2006, tripling its revenues from fiscal 2005 and accounting for nearly 83% of our consolidated revenues in 2006. Moreover, our PowerSecure subsidiary was positioned in the marketplace to lead our growth in the future.
     In early 2007, our Board of Directors designated our Compensation Committee as the Board’s Management Transition Committee to consider and evaluate a plan to restructure our company in light of these goals and circumstances. That committee, with the consent and approval of management and the authority of the Board, concluded it was in the best interests of our company and our stockholders to restructure both our management and our headquarters and administration. The Board accepted the recommendation of that committee and approved these restructuring activities on April 16, 2007. As a result, our founders, who were also two of our three highest paid executive officers, resigned and terminated their employment and offices with us. Their executive positions were replaced by our PowerSecure subsidiary’s CEO as CEO of our company, and our controller as our CFO. In addition, the employment of the other Denver-based employees was terminated (other than our Controller), and we relocated our corporate executive offices from Denver, allowing us to end our lease obligation there, to Wake Forest, which already served as the corporate headquarters of our growing PowerSecure subsidiary and the home office for new CEO (who had been and continued to serve as the PowerSecure subsidiary CEO).
     These restructuring activities were substantially complete as of the end of fiscal 2007, other than the final payments remaining on our outstanding severance obligations to our founders.
     In our future filings with the Commission, where applicable, we intend to revise our disclosure relating to these restructuring costs substantially as follows, pursuant to paragraph 20 of SFAS 146:
Our results of operations for fiscal 2007 included restructuring charges for severance and associated costs related to certain organizational changes focused on accelerating our growth, and especially the growth of PowerSecure. Our fiscal 2007 results also include costs related to our decision to relocate our corporate headquarters from Denver Colorado to PowerSecure’s facilities in Wake Forest, North Carolina. These restructuring charges on a pre-tax basis totaled $14,139,000. The after-tax impact of the restructuring charges does not differ materially from the pre-tax amount because we currently provide a valuation allowance for nearly all of our net deferred tax assets. These pre-tax charges are reported in the “Restructuring Charges” line in the Consolidated Statements of Operations and are recorded in the “Other” business segment in Note _.
These restructuring charges are the result of certain organizational changes made in April 2007 by the Board of Directors that were focused on accelerating our growth, and especially the growth of PowerSecure. In April 2007, W. Phillip Marcum, one of our founders, resigned as our Chairman of the Board, President and Chief Executive Officer, and the Board appointed Sidney Hinton, who had previously served as President and Chief Executive Officer of PowerSecure, to also to serve as our President and Chief Executive Officer and Basil M. Briggs, a non-employee director, to serve as our Chairman. Also in April 2007, A. Bradley Gabbard, also one of our founders, resigned as our Executive Vice President and Chief Financial Officer, and the Board appointed Gary Zuiderveen, our controller, to also serve as our Chief Financial Officer until a new Chief Financial Officer was located and appointed. As a result of these organizational changes, we recorded restructuring charges of $14,116,000 in fiscal 2007. These charges included severance of $7,661,000 for our former Chief Executive Officer, $5,237,000 for our former Chief Financial Officer, $182,000 for other individuals, as well as $1,036,000 of third-party professional fees and other expenses directly related to implementing the organizational changes. During fiscal 2007, we made cash payments in the aggregate amount of $8,386,000 for the liability accrued for these organizational changes. The balance of our payment obligations relating to these organizational changes, which balance consists almost entirely of severance costs to our former Chief Executive Officer and our former Chief Financial Officer, will be paid in installments of $4,047,000 in 2008, $1,327,000 in 2009, and $356,000 in 2010.
Also in April 2007, our Board approved a plan to relocate our corporate headquarters from Denver, Colorado to our PowerSecure facilities in Wake Forest, North Carolina. In connection with the relocation, we incurred $23,000 in lease termination costs, all of which were incurred and paid in fiscal 2007 and recorded as restructuring charges.

Note 5. Employment and Non-Competition Agreement, page 13
12.	We note that the $7.4 million fair value of the 600,000 restricted shares granted to your CEO in August 2007 was recorded as deferred stock compensation expense and a reduction of stockholders’ equity. Please tell us how your presentation of unearned compensation as a contra-equity item complies with SFAS 123(R), otherwise revise your presentation in future filings to eliminate your deferred stock compensation account.
Response:
     We have further analyzed SFAS 123( R) and have concluded that presentation of unearned compensation as a contra-equity item was not appropriate. Accordingly, we will revise our presentation in future filings to eliminate our deferred stock compensation account.
     We hereby acknowledge that:
•	We are responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any additional questions or comments, please feel free to contact me directly.

Sincerely,
/s/ Paul R. Hess

cc:	Sidney Hinton, President and CEO, PowerSecure International, Inc.
Christopher T. Hutter, CFO, PowerSecure International, Inc
Gary J. Zuiderveen, Controller and Principal Accounting Officer, PowerSecure International, Inc
Anthony D. Pell, Chairman, Audit Committee, PowerSecure International, Inc